January 13, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                               Antero Resources Finance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 30, 2011

File No. 333-164876

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Finance Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2011, with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), File No. 333-164876, filed with the Commission on March 30, 2011.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.                                      Please explain why you believe that Antero Resources Finance Corporation is the entity among the Antero entities that is the proper registrant to file periodic reports required by Section 15(d) of the Exchange Act. In that regard, we note that Securities Act registration with respect to the exchange offer involving up to $525,000,000 of 9.375% Senior Notes due 2017 by Antero Resources Finance Corporation caused both the issuer and the guarantors to become subject to Section 15(d), and we note that it does not appear that Exchange Act Rule 12h-5 exempts Antero Resources LLC from its reporting obligations. For more information, see SEC Release No. 33-7878, available at http://www.sec.gov/rules/final/33-7878.htm#P195_17429.

RESPONSE:

We acknowledge the Staff’s comment and, upon further review, have determined that Antero Resources LLC is the proper registrant to file periodic reports.  As noted by the Staff, Securities Exchange Act of 1934 (the “Exchange Act”) Rule 12h-5 exempts each Antero entity other than the parent entity, Antero Resources LLC, from the requirements of Section 13(a) or 15(d) of the Exchange Act.

We note, however, that the Exchange Act filings that have been made to date by Antero Resources Finance Corporation include all of the information that would have been required if Antero Resources LLC had been the reporting entity.  Specifically, the periodic filings include the financial statements of Antero Resources LLC and its subsidiaries on a consolidated basis.  Moreover, the descriptions included in such filings, including “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all speak in terms of Antero Resources LLC and its subsidiaries on a consolidated basis.  As described in Note 4 to the consolidated financial statements of Antero Resources LLC included in the 2010 10-K, we believe that the fact that Antero Resources LLC has no independent assets or operations exempts us from the requirement to provide separate co-issuer or subsidiary guarantor financial statements pursuant to Note 5 to Rule 3-10(d) of Regulation S-X, and a change in the reporting entity would not affect this exemption.  In addition, we believe each event that would have been required to be reported on a Current Report on Form 8-K by Antero Resources LLC has been reported by Antero Resources Finance Corporation.  As a result, we believe that a change in reporting entity from Antero Resources Finance Corporation to Antero Resources LLC would not result in any substantive change in the information provided to investors.

We also note that because (1) the registration statement on Form S-4 (Registration No. 333-164876) (the “Registration Statement”) that was filed by the Company and Antero Resources LLC, together with the other co-registrant subsidiary guarantors, was declared effective on June 14, 2010 and (2) because the securities of each class to which the Registration Statement related were held of record by less than three hundred persons as of January 1, 2011 (the beginning of the next fiscal year), none of the Company nor any of the other co-registrants (including Antero Resources LLC) has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act since January 1, 2011.  Instead, the Company has voluntarily filed the reports required by Section 15(d) of the Exchange Act in order to comply with certain obligations under the Indenture governing its 9.375% Senior Notes due 2017.

In response, we propose to begin treating Antero Resources LLC as the reporting entity on a prospective basis, beginning with the next current or periodic report required by Section 15(d) of the Exchange Act.  If requested by the Staff, we would be willing to include an explanatory note in Antero Resources LLC’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”) indicating to investors where prior filings made by Antero Resources Finance Corporation could be located.  Finally, we note that all of Antero Resources Finance Corporation’s historical Forms 10-K and 10-Q are, and all of Antero Resources LLC’s prospective Forms 10-K and 10-Q will be, available on our website at www.anteroresources.com.

On the basis of these facts, we respectfully request the Staff’s concurrence with this approach.

Form 10-K for Fiscal Year Ended December 31, 2010

Our Operations, page 5

Reserves Presentation, page 5

2.                                      Please expand your table to quantify proved developed and proved undeveloped reserves for the product types listed in Item 1202(a)(4) of Regulation S-K, as required by Item 1202(a)(2).

RESPONSE:

We acknowledge the Staff’s comment and propose to expand the table in future filings to include proved developed reserves and proved undeveloped reserves broken out by natural gas, oil and NGLs.  We will also add a sentence in note (1) to this table disclosing that, prior to 2010, NGLs were an insignificant component of our reserves.  The responsive disclosure for our 2010 Form 10-K would have been:

	At December 31,
	2008	2009	2010
Estimated proved reserves:
Proved Developed Reserves:
Natural gas (Bcf)	237	272	400
Oil (MMBbl)	—	1	1
NGLs (MMBbl)(1)	—	—	9

Proved Undeveloped Reserves:
Natural gas (Bcf)	435	858	2,143
Oil (MMBbl)	1	1	9
NGLs (MMBbl)(1)	—	—	95

(1)          We have elected to begin reporting NGLs separately from natural gas, beginning with our estimated proved reserves for the year ended December 31, 2010.  Due to the execution of a gas processing agreement for our Piceance gas production in December 2010, we believe that separate disclosure of NGLs will provide more transparency to our production and reserve reporting.  Prior to the execution of this agreement in December 2010, NGLs were an immaterial component of our reserves.  At December 31, 2010, 79% of our proved reserves by volume were natural gas, 19% were NGLs and 2% were crude oil, compared to 99% natural gas and 1% oil as of December 31, 2009 when we did not disclose NGLs separately.  NGLs for the Arkoma Basin at December 31, 2009 were included in reported natural gas volumes.

We do not believe it is necessary, however, to amend our 2010 Form 10-K to include this revised disclosure.  Accordingly, we propose to include this revised disclosure on a prospective basis, beginning with the 2011 10-K, and respectfully request the Staff’s concurrence with this approach.

Production, Revenues and Price History, page 8

3.                                      Please expand your table to disclose average sales price per unit of oil, gas, and natural gas liquids to comply with Item 1204(b)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and propose to expand the table in future filings to include the average sales price per unit of natural gas, oil and NGLs.  The responsive disclosure for our 2010 Form 10-K would have been:

	2008	2009	2010
Average prices before effects of hedges:
Natural gas (per Mcf)	$7.14	$3.45	$4.24
Oil (per Bbl)	$82.65	$50.05	$66.44
NGLs (per Bbl)	$58.48	$32.76	$47.33

We do not believe it is necessary, however, to amend our 2010 Form 10-K to include this revised disclosure.  Accordingly, we propose to include this revised disclosure on a prospective basis, beginning with the 2011 10-K, and respectfully request the Staff’s concurrence with this approach.

Productive Wells, page 9

4.                                      Please expand your disclosure to disclose the total gross and net productive wells expressed separately for oil, gas, and natural gas liquids to comply with Item 1208(a) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and offer the clarification that all of our oil and NGLs are produced from our natural gas wells.  We do not have interests in any wells that only produce oil or NGLs.  We propose to revise our disclosure regarding productive wells in the following manner:

Productive Wells

As of December 31, 2010, we had a total of 1,031 gross (385 net) producing wells averaging a 40.2% working interest.  Our wells are gas wells which also produce oil, condensate and NGLs.  We do not have interests in any wells that only produce oil or NGLs.

We do not believe it is necessary, however, to amend our 2010 Form 10-K to include this revised disclosure.  Accordingly, we propose to include this revised disclosure on a prospective basis, beginning with the 2011 10-K, and respectfully request the Staff’s concurrence with this approach.

Note (13) Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-13

(d) Oil and Gas Reserves, page F-31

5.                                      Please expand your table to include the net quantities of your proved undeveloped reserves as of the beginning and the end of the year as required by FASB ASC 932-235-50-4 and 55-2.

RESPONSE:

We acknowledge the Staff’s comment and note that, while investors were able to calculate proved undeveloped reserves using the information previously disclosed, we propose to include separate disclosure of our proved undeveloped reserves.  The responsive disclosure in our 2010 Form 10-K would have been:

	NGLs (MMBbl)	Natural gas (Bcf)	Oil MMBbl	Gas Equivalents (Bcfe)
Proved undeveloped reserves:
December 31, 2007	—	122.2	0.6	125.6
December 31, 2008	—	435.3	0.9	440.9
December 31, 2009	—	858.6	1.0	864.9
December 31, 2010	95.5	2,143.1	9.5	2,773.5

We do not believe it is necessary, however, to amend our 2010 Form 10-K to include this revised disclosure.  Accordingly, we propose to include this revised disclosure on a prospective basis, beginning with the 2011 10-K, and respectfully request the Staff’s concurrence with this approach.

*                                         *                                         *                                         *                                         *

In connection with responding to the Staff’s comments, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (303) 357-7310 or Matt Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO RESOURCES LLC
ANTERO RESOURCES FINANCE CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President and Chief Financial Officer

Enclosures

cc:                                 W. Matthew Strock, Vinson & Elkins L.L.P.